Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Provides Corporate Update

Vancouver, British Columbia, February 25, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to provide an update on the Company’s recent corporate developments. EMX’s diversified portfolio spans five continents and totals more than 1.7 million acres of mineral property exposure. Eurasian's mineral property assets provide revenue from royalty and other payments, exposure to exploration success from partnered funded projects, and upside from timely strategic investments in unrecognized or under-valued exploration opportunities. The Company is taking proactive steps to maximize revenue, minimize expenditures, and identify new early-stage opportunities to further build portfolio value.

Royalty and Portfolio Update. The Company's mineral property interests include the Leeville royalty in Nevada’s Northern Carlin Trend, a royalty on Reservoir Minerals Inc.'s discovery at Cukaru Peki in Serbia, ongoing programs in Turkey, the western U.S., Scandinavia, Australia-New Zealand and Haiti, and a strategic investment in IG Copper LLC.

  A principal EMX asset is the Leeville 1% gross smelter return royalty that covers portions of Newmont Mining Corporation’s Northern Carlin Trend underground mining operations. Newmont's Turf No. 3 Vent Shaft Project, totaling approximately $400 million in estimated capital expenditures, is on schedule for completion in late 2015 (see Newmont's 10-Q and 10-K filings for 2014). Newmont has stated that the project will provide the ventilation required to "increase production", "decrease mine costs", "unlock" additional resources, and impact "greater Leeville", which includes portions of EMX's royalty position.

  EMX has a 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the Brestovac property that hosts the Cukaru Peki copper-gold discovery (see EMX news release dated February 4, 2014). Reservoir announced an NI 43-101 inferred resource estimate for Cukaru Peki’s High Sulphidation Epithermal (HSE) zone above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off as 65.3 million tonnes averaging 2.6% copper and 1.5 g/t gold, or 3.5% copper equivalent, containing 3.8 billion pounds copper and 3.1 million ounces gold, or 5.1 billion pounds copper equivalent (see Reservoir news release dated January 27, 2014). Reservoir (45%) and Timok joint venture partner Freeport-McMoRan Exploration Corp. (55%) have continued to aggressively advance the property.

  The properties in Turkey have all been partnered, with three royalty properties, four properties optioned for a retained royalty interest, and one property in joint venture. At the Balya lead-zinc-silver royalty property, where EMX holds an uncapped 4% NSR royalty interest, owner and operator Dedeman Madencilik San ve Tic. A.S. advised that it has re-initiated shaft sinking and underground development work in January 2015.

  EMX continues to advance the western U.S. portfolio through its wholly-owned subsidiary Bronco Creek Exploration ("BCE"). Currently, BCE has six partner-funded copper and gold projects in Arizona and Nevada, with interest from potential partners in other priority projects, such as Copper Basin and Superior West.

  Eurasian is acquiring new properties at minimal cost in Norway, while streamlining its portfolio of Iron- Oxide-Copper-Gold (IOCG), Volcanogenic Massive Sulfide (VMS), Platinum Group Metals (PGM), and other mineral properties in Sweden. The Company has significantly reduced expenditures in Scandinavia, and is examining ways to continue adding value while pursuing strategic partnerships.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

  The two key assets in Australia and New Zealand, Koonenberry and Neavesville respectively, are being advanced by partners, with EMX retaining royalty interests. The Company's presence in the region has a low burn rate, and continues to identify new early-stage opportunities.

  The portfolio in Haiti is composed of six Designated Projects funded by Newmont and EMX's 100% controlled Grand Bois property. These projects have been on care and maintenance status since the Haitian government started working with the World Bank in 2013 to revise the country's mining law to be more consistent with current international standards. EMX remains committed to playing a key role in the development of Haiti's mining sector, and the contribution it can make to the country's economic growth.

  EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry discovery in Far East Russia (51% IGC, 49% Freeport). IGC has completed drafts of project reports in preparation for initial reviews by the relevant Russian Federation agencies.

Please see the attached map and www.eurasianminerals.com for more information.

Management and Advisory Board Update. EMX’s team of exploration and mining professionals is at the core of the Company’s prospects for success. Dr. M. Stephen Enders has been a key member of the executive team since 2009 when he joined the Company's Board of Directors, becoming the Chairman in 2010. Subsequently, he took on the responsibilities of Chief Operating Officer ("COO"), and in that role he made significant and broad ranging contributions to EMX with a seasoned combination of management wisdom and technical expertise. As Eurasian rebalances its business, Dr. Enders has elected to continue contributing to the Company on the Advisory Board and in a consulting capacity, and to resign from his Board of Directors and COO positions. Eurasian is thankful for his many contributions to the Company, which were always distinguished with a mark of excellence and professionalism, and is enthusiastic to work with Dr. Enders in his new roles.

Also joining the Advisory Board is Mr. Paul H. Stephens, a leading figure in U.S. west coast asset management and investment banking for over forty years. Mr. Stephens has been a strong supporter of EMX with a total of 14.37% of the Company's currently issued and outstanding shares (on a non-diluted basis) through direct ownership of 7,613,647 shares and 2,934,220 shares held by Stephens Investment Management. He is Partner and Chairman of Stephens Investment Management, and was co-founder and Managing Director of RS Investments, a San Francisco-based mutual fund group. He is a past Chairman and board member of the Haas Business School Advisory Board at the University of California at Berkeley, and in 2002 was named a Berkeley Fellow. The Company is pleased to have such an accomplished business professional as Mr. Stephens serving as a member of its Advisory Board.

The addition of Dr. Enders and Mr. Stephens further strengthens EMX's Advisory Board, which also includes Rael Lipson, and the University of Arizona's Mark Barton and Eric Seedorff. Dr. Lipson was Gold Fields Exploration, Inc.'s Chief Geologist for 36 years. Dr. Barton is the Associate Director of the Lowell Institute for Mineral Resources at the U of A, and Dr. Seedorff holds the Lowell Chair in Economic Geology. The Company is delighted to have these distinguished individuals on its Advisory Board, and looks forward to their support as the Company continues to advance its worldwide royalty and mineral property portfolio.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2014 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2013 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com